Exhibit 99.1

Media statement

FOR IMMEDIATE RELEASE

MAY 14, 2004

Proposed sale of UB Benelux snacks business

United Biscuits (UB), a leading European manufacturer of biscuits and snacks, is pleased to announce a proposal to sell its Benelux snack business to Roger & Roger a local snacks manufacturer.   The proposal is subject to consultation with employee representatives.

The decision to sell the Benelux snacks business reflects UB’s strategy of focusing on the snacks market in UK and the biscuits market in UK and Western Europe where the Group holds leading market positions. In 2003 the business had sales of £26.4 million and generated a business loss of £4.7 million.

Malcolm Ritchie, Chief Executive, UB, said, “UB’s Benelux snacks operation is not a strategic priority for UB and we believe that there is a better future for the business and its employees with an organisation such as Roger & Roger which has a stronger strategic interest in the Benelux snacks market.”

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For further information, please contact:

CardewChancery

Tim Robertson/Sofia Rehman

Telephone: 020 7930 0777

Notes to Editors:

•                  In 2003, UB achieved sales of £1.3 billion. Branded sales increased to account for 87% of sales

•                  UB is the market leader in biscuits production in the UK, the Netherlands & Spain and number two in France & Portugal.  KP Snacks is number two in the UK in terms of sales and number one in nuts.

•                  UB owns some of Europe’s best known biscuits and snacks brands including McVitie’s, one  of the best known brands in the UK, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and Delacre, BN, Fontaneda

and Verkade in Europe.

•                  UB employs over 10,000 people, of whom over 7,000 work in the UK.

•                  UB has 29 sites of which 14 are in the UK.